FEDERAL INSURANCE

COMPANY

Endorsement No.: 11

Bond Number:    81522394

NAME OF ASSURED: BARON, INVESTMENT FUNDS TRUST & ALL SERIES THEREOF;

  AND BARON SELECT FUNDS & ALL SERIES THEREOF

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 7 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 27, 2011	By	/s/ Paul Morrissette
Authorized Representative

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE

COMPANY

Endorsement No.: 12

Bond Number:    81522394

NAME OF ASSURED: BARON, INVESTMENT FUNDS TRUST & ALL SERIES THEREOF;

  AND BARON SELECT FUNDS & ALL SERIES THEREOF

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Baron Investment Funds Trust

Baron Asset Fund

Baron Growth Fund

Baron Small Cap Fund

Baron Opportunity Fund (f/k/a Baron iOpportunity Fund)

Baron Fifth Avenue Growth Fund

Baron Select Funds

Baron Partners Fund

Baron Focused Growth Fund (f/k/a/) Baron Retirement Income Fund

Baron International Growth Fund

Baron Real Estate Fund

Baron Emerging Markets Fund

Baron Energy and Resources Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 30, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 27, 2011	By	/s/ Paul Morrissette
Authorized Representative

ICAP Bond

Form 17-02-0949 (Rev. 1-97)